

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

February 23, 2010

Asher Atiah
President
Dynamic Ventures Corp.
4 Hachedvah Street
Netanya, Israel 42725

>   **Re: Dynamic Ventures Corp.**
>   **Amendment No.1 to Registration Statement on Form S-1**
>   **Filed February 9, 2010**
>   **File No. 333-163913**

Dear Mr. Atiah:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement Facing Page

1. We note your response to comment 1 in our letter dated January 13, 2010. Please revise to include the approximate date of commencement of proposed sale to the public before "If any of the securities being registered on this Form are to be offered…" on the registration statement facing page pursuant to Form S-1 instructions.

Business, page 15

2. We note your response to comment 7 in our letter dated January 13, 2010. We note that there have been no changes to the registration statement in response to

this comment. Therefore, we reissue this comment. Please disclose the competitive business conditions and your competitive position in the industry and methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

Executive Compensation, page 24

3. We note your response to comment 12 in our letter dated January 13, 2010. Please insert dollar values in the table and delete the term "nil".

Security Ownership of Certain Beneficial Owners and Management, page 26

4. We note that the table discloses in a parenthetical that there are three persons that make up all stockholders and/or directors and/or executive officers as a group. However, only two people are listed. Please revise.

Item 27. Exhibits, page 33

5. We note your response to comment 21 in our letter dated January 13, 2010. Please include exhibit 99.1 in your exhibit table.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lisa Haynes, Staff Accountant at (202) 551-3424 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

Cc: Michael S. Krome, Esq. (*Via facsimile 631/737-8382*)
       8 Teak Court
       Lake Grove, New York 11755